COMMERCIAL PLEDGE AGREEMENT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$16,000,000.00	04-03-2008	08-20-2008	50044569	510		301	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Grantor: Green Plains Renewable Energy, Inc.
105 N 31st Ave, Suite 103
Omaha, NE 68131

Lender: AMERICANA COMMUNITY BANK
CHANHASSEN OFFICE
600 MARKET STREET, SUITE 100
CHANHASSEN, MN 55317
(952) 937-9596

This Pledge Agreement also applies to Loan #50044573.

THIS COMMERCIAL PLEDGE AGREEMENT dated April 3, 2008, is made and executed between Green Plains Renewable Energy, Inc. ("Grantor") and AMERICANA COMMUNITY BANK ("Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means Grantor's present and future rights, title and interest in and to the following described investment property, together with any and all present and future additions thereto, substitutions therefor, and replacements thereof, and further together with any and all of Grantor's rights to and ownership interest in the Collateral of every type and description, represented by and under the following described Warehouse Receipts, and further including Grantor's present and future rights to take delivery and possession of such Collateral and to enforce Grantor's rights and remedies incident thereto, and further together with all Income and Proceeds as described herein:

Negotiable Warehouse Receipts for Grain issued by Great Lakes Cooperative at Everly, Iowa, numbered as follows: 13675, 13676, 13677, 13678, 13679, 13680, 13681, and 13682.

Some or all of the Warehouse Receipts are located in the following described warehouse(s): Great Lakes Warehouse, located at Everly, IA.

CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Grantor to Lender, or any one or more of them, as well as all claims by Lender against Grantor or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated, whether Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

DELIVERY OF COLLATERAL. Contemporaneous with the execution of this Agreement, Grantor has delivered or will deliver to Lender or Lender's designated agent the above described Collateral, including without limitation any and all documents, instruments and writings in any way relating to the Warehouse Receipts or in any way relating to the property evidenced thereby. As long as this Agreement remains in effect, Grantor shall immediately deliver to Lender or to Lender's designated agent, any and all future documents, instruments, or other writings applicable or in any way relating to the foregoing. In the event that Grantor is unable to deliver original Warehouse Receipts, and such other documents, to Lender at the time this Agreement is executed, as required above, Grantor agrees to deliver immediately such Warehouse Receipts to Lender upon issuance of the same. As long as this Agreement remains in effect, Grantor further agrees to immediately deliver to Lender, or Lender's designated agent, any and all additions to or substitutions or replacements for the Collateral. In the event that Grantor is unable to deliver any of the Collateral to Lender or Lender's designated agent at the time this Agreement is executed, or should Grantor ever withdraw or obtain temporary possession of any of the Collateral while this Agreement remains in effect, either under a trust receipt or otherwise, Grantor unconditionally agrees to deliver immediately to Lender the Collateral or, alternatively, such substitute or replacement collateral security as may then be satisfactory to Lender.

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that:

Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

Authority; Binding Effect. Grantor has the full right, power and authority to enter into this Agreement and to grant a security interest in the Collateral to Lender. This Agreement is binding upon Grantor as well as Grantor's successors and assigns, and is legally enforceable in accordance with its terms. The foregoing representations and warranties, and all other representations and warranties contained in this Agreement are and shall be continuing in nature and shall remain in full force and effect until such time as this Agreement is terminated or cancelled as provided herein.

No Further Assignment. Grantor has not, and shall not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements, if any, contained in the Collateral which are to be performed by Grantor.

No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. Lender may hold the Collateral until all Indebtedness has been paid and satisfied. Thereafter Lender may deliver the Collateral to Grantor or to any other owner of the Collateral. Lender shall have the following rights in addition to all other rights Lender may have by law:

Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including paying of any liens or claims against the Collateral. This may include such things as hiring other people, such as attorneys, appraisers or other experts. Lender may charge Grantor for any cost incurred in so doing. When applicable law provides more than one method of perfection of Lender's security interest, Lender may choose the method(s) to be used.

Income and Proceeds from the Collateral. Lender may receive all Income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all Income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

Application of Cash. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as Income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the Indebtedness or such portion thereof as Lender shall choose, whether or not matured.

Transactions with Others. Lender may (1) extend time for payment or other performance, (2) grant a renewal or change in terms or conditions, or (3) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the

Indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

All Collateral Secures Indebtedness. All Collateral shall be security for the Indebtedness, whether the Collateral is located at one or more offices or branches of Lender. This will be the case whether or not the office or branch where Grantor obtained Grantor's loan knows about the Collateral or relies upon the Collateral as security.

Collection of Collateral. Lender at Lender's option may, but need not, collect the Income and Proceeds directly from the Obligors. Grantor authorizes and directs the Obligors, if Lender decides to collect the Income and Proceeds, to pay and deliver to Lender all Income and Proceeds from the Collateral and to accept Lender's receipt for the payments.

Power of Attorney. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all Income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral; (c) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's release and acquittance for Grantor; (d) to file any claim or claims or to take any action or institute or take part in any proceedings, either in Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, at the time and in the manner specified by the Collateral, any necessary instruments or documents.

Perfection of Security Interest. Upon Lender's request, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral. When applicable law provides more than one method of perfection of Lender's security interest, Lender may choose the method(s) to be used. Upon Lender's request, Grantor will sign and deliver any writings necessary to perfect Lender's security interest. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties. This is a continuing Security Agreement and will continue in effect even though all or any part of the Indebtedness is paid in full and even though for a period of time Grantor may not be indebted to Lender.

WAREHOUSE RECEIPTS. The following provisions pertain to that part of the Collateral consisting of Warehouse Receipts, and the Property:

Alternative Requirements. As an alternative to the foregoing delivery of Collateral requirements, Grantor may, with the prior written consent of Lender, retain possession of such Warehouse Receipts and such other documents until such time as Lender notifies Grantor immediately to deliver the same, provided that the following conditions are satisfied. As long as this Agreement remains in effect, Grantor will, at Grantor's own expense, continue in force and effect and comply with and operate under field warehouse arrangements satisfactory in form and substance to Lender with one or more field warehouse companies selected by Grantor and satisfactory to Lender, providing for the warehousing of the Property, and for the issuance of non-negotiable Warehouse Receipts for and representing Grantor's Property. Grantor shall further obtain separate agreements from each such field warehouse company in favor of Lender under which each such company will agree:

(1) To acknowledge the existence of Lender's security interest granted hereunder as affecting Grantor's present and future Property located in the field warehousing company's field warehouse facilities;

(2) Not to take any action that would prejudice Lender's security rights and interest in and to such Property (with the exception that the company may assert any statutory lien rights that it may have against the Property located in the field warehousing company's field warehouse facilities as the result of Grantor's failure to pay the storage charges and fees owed to the company);

(3) To notify Lender in writing of any failure on the part of Grantor to pay storage costs and other fees owed to the company as a result of the storage of the Property located in the field warehousing company's field warehouse facilities, and to grant Lender the right to cure Grantor's default in favor of the company within thirty (30) days following the receipt of such written notice;

(4) To issue Warehouse Receipts for or representing Grantor's Property only in non-negotiable form;

(5) Not to consent to or acknowledge Grantor's granting a security interest in and to any such Property or Warehouse Receipts in favor of any creditor other than Lender;

(6) Upon receipt of written instructions from Lender, to issue or reissue Warehouse Receipts for or representing the Property in the name of Lender or Lender's designated agent or agents; and

(7) To turn over to Lender, on demand and after the payment of any storage charges or other fees owed by Grantor to the company, any and all of the Property in the possession of the company for which Warehouse Receipts have yet to be issued.

Grantor further agrees that Lender shall have the right at any time, and from time to time, whether or not one or more Event of Default exist under this Agreement, to demand that Grantor immediately delivers to Lender any and all Warehouse Receipts for or representing all or any part of the Property that is then or may thereafter be issued in the name of Grantor or held in Grantor's possession or control. Grantor unconditionally agrees to deliver such Warehouse Receipts to Lender on demand.

Accounting. In addition to Warehouse Receipts, Lender may require Grantor from time to time, one or more times, to deliver to Lender such lists, descriptions and designations of the Collateral not represented by Warehouse Receipts as Lender may require to identify the nature, extent and location of the same subject to any security interest of Lender which is not represented by Warehouse Receipts.

Title. Grantor represents and warrants to Lender that all of Grantor's Property at any time, and from time to time, represented by Warehouse Receipts or included in any list, description or designation referred to above, will at all times be owned by Grantor free and clear of all liens, encumbrances and security interests of any kind whatsoever, excepting only the security interest of Lender pursuant hereto and the lien of the field warehouseman thereon, which lien shall at all times be subordinate to Lender's security interest under this Agreement.

Sale of Property. As long as no Event of Default exist under this Agreement, Grantor may sell the Property released by Lender from or under Warehouse Receipts, as well as Grantor's property not represented by Warehouse Receipts, in carrying on Grantor's business in the ordinary course, substantially in the same manner as now conducted; but a sale in the ordinary course of business shall not include any transfer or sale in satisfaction, partial or complete, of a debt owed by Grantor.

Inspection of Property. Lender and Lender's designated representatives and agents shall have the right at all reasonable times to examine and inspect the Property wherever located.

Maintenance of Property. Grantor unconditionally agrees at all times to maintain, preserve and protect, and to cause others to maintain, preserve and protect, Grantor's Property from loss, waste or other diminution of value.

Maintenance of Casualty Insurance. Grantor shall procure and maintain all risks insurance, including without limitation fire, theft and liability coverage together with such other insurance as Lender may require with respect to the Property, in form, amounts, coverages and basis reasonably acceptable to Lender and issued by a company or companies reasonably acceptable to Lender. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least ten (10) days prior written notice to Lender. In connection with all policies covering assets in which Lender holds or is offered a security interest for the Indebtedness, Grantor will provide Lender with such loss payable or other endorsements as Lender may require.

Application of Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Indebtedness, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Indebtedness.

Taxes. Grantor shall promptly pay or cause to be paid when due all taxes, local and special assessments and governmental and other charges of every type and description, that may from time to time be imposed, assessed and levied against the Property or against Grantor. Grantor further agrees to furnish Lender with evidence that such taxes, assessments, and governmental and other charges have been paid in full and in a timely manner.

Compliance with Applicable Laws and Regulations. Grantor shall observe and abide by and cause others to observe and abide by all

present and future laws, ordinances, orders, rules, regulations and requirements of all federal, state and municipal governments, courts, departments, commissions, boards and offices, with regard or in any way applicable to the Property subject to this Agreement.

Performance of Grantor's Obligations. As long as this Agreement remains in effect, Grantor shall faithfully perform any and all of Grantor's obligations under any contracts or agreements with the aforesaid warehousing companies in connection with the storage of the Property or in any way relating thereto. Grantor shall not do, neglect to do, or permit others to do, anything that may cause any modification or termination of any such contract or agreement to the prejudice of Lender's security rights and interest in and to the Property and the Warehouse Receipts. Grantor shall promptly pay all statements and charges of the warehousing companies and others so that no lien or other encumbrance may ever be asserted against the Property or the Warehouse Receipts evidencing such Property.

Books and Records. Grantor will keep proper books and records with regard to Grantor's business activities and the Collateral subject to this Agreement, as well as the Warehouse Receipts, which books and records shall at all times be open to inspection and copying by Lender or Lender's designated agents. Lender shall also have the right to inspect Grantor's books and records, and to discuss Grantor's affairs and finances with Grantor at such reasonable times as Lender may designate.

Encumbrances. As long as this Agreement remains in effect, Grantor shall not, without Lender's prior written consent, permit any security interest, mortgage, lien, privilege or other contractual or statutory security interest or right to be filed against or to be placed on or to attach to or otherwise affect any of the Property or Grantor's Warehouse Receipts evidencing such Property or in any way relating thereto. Grantor shall immediately notify Lender in writing upon the filing of any attachment, lien, judicial process, claim or other encumbrance affecting any of the Property. Grantor additionally agrees to notify Lender immediately, in writing, of the occurrence of any default or event which, with the passage of time, failure to cure or giving of notice, would result in a default under any obligation of Grantor that may give rise to an encumbrance being asserted against the Property, or any part or parts thereof, or should any of the Property be seized or attached or levied upon, or threatened by seizure or attachment or levy, by any person other than Lender.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility for (A) any depreciation in value of the Collateral or for the collection or protection of any income and Proceeds from the Collateral, (B) preservation of rights against parties to the Collateral or against third persons, (C) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (D) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Grantor fails to make any payment when due under the Indebtedness.

Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

Default in Favor of Third Parties. Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Grantor's property or ability to perform Grantor's obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Grantor's existence as a going business, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the Indebtedness or guarantor, endorser, surety, or accommodation party dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender may exercise any one or more of the following rights and remedies:

Accelerate Indebtedness. Declare all Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

Take Possession and Collect the Collateral. Take possession and collect any of the Collateral, including the Property, and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the Indebtedness.

Sell the Collateral. Sell the Collateral, including the Property, at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give or mail to Grantor, and other persons as required by law, notice at least ten (10) days in advance of the time and place of any public sale, or of the time after which any private sale may be made. However, no notice need be provided to any person who, after an Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. Grantor agrees that any requirement of reasonable notice as to Grantor is satisfied if Lender mails notice by ordinary mail addressed to Grantor at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws. If, because of restrictions under such laws, Lender is unable, or believes Lender is unable, to sell the securities in an open market transaction, Grantor agrees that Lender will have no obligation to delay sale until the securities can be registered. Then Lender may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction. Such a sale will be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or the rules of state securities departments under state "Blue Sky" laws, or if Grantor or any other owner of the Collateral is an affiliate of the issuer of the securities, Grantor agrees that neither Grantor, nor any member of Grantor's family, nor any other person signing this Agreement will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorneys' fees and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Grantor to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. With respect to procedural matters related to the perfection and enforcement of Lender's rights against the Collateral, this Agreement will be governed by federal law applicable to Lender and to the extent not preempted by federal law, the laws of the State of Iowa. In all other respects, this Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions. However, if there ever is a question about whether any provision of this Agreement is valid or enforceable, the provision that is questioned will be governed by whichever state or federal law would find the provision to be valid and enforceable. The loan transaction that is evidenced by the Note and this Agreement has been applied for, considered, approved and made, and all necessary loan documents have been accepted by Lender in the State of Minnesota.

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of CARVER County, State of Minnesota.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

REVISED DEFINITION OF NOTE . The definition of "Note" is changed as follows: The word Note means the Notes executed by Green Plains Renewable Energy, Inc. with a total principal amount of $16,000,000.00 dated April 3, 2008, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Agreement. The word "Agreement" means this Commercial Pledge Agreement, as this Commercial Pledge Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge Agreement from time to time.

Borrower. The word "Borrower" means Green Plains Renewable Energy, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means Green Plains Renewable Energy, Inc..

Guaranty. The word "Guaranty" means the guaranty from guarantor, endorser, surety, or accommodation party to Lender, including without limitation a guaranty of all or part of the Note.

Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, investment property, and general intangibles.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.

Lender. The word "Lender" means AMERICANA COMMUNITY BANK, its successors and assigns.

Note. The word "Note" means the Note executed by Green Plains Renewable Energy, Inc. in the principal amount of $16,000,000.00 dated April 3, 2008, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Obligor. The word "Obligor" means without limitation any and all persons obligated to pay money or to perform some other act under the Collateral.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

Warehouse Receipts. The words "Warehouse Receipts" mean Grantor's warehouse receipts subject to this Agreement, together with any and all additions thereto, substitutions therefor or replacements thereof.

GRANTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL PLEDGE AGREEMENT AND AGREES TO ITS TERMS. THIS AGREEMENT IS DATED APRIL 3, 2008.

GRANTOR:

GREEN PLAINS RENEWABLE ENERGY, INC.



By: _____
Wayne Hoovestol, Chief Executive Officer of Green
Plains Renewable Energy, Inc.

LASER PRO Lending, Ver. 5.42.00.003 Copr. Harland Financial Solutions, Inc. 1997, 2008. All Rights Reserved. - IA,MN NACFFLPL\E60.FC TR-15279 PR-5